UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-23938

INTERNATIONAL TEXTILE GROUP, INC.

(Exact name of registrant as specified in its charter)

804 Green Valley Road

Suite 300

Greensboro, North Carolina 27408

(336) 379-6568

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, International Textile Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 24, 2016	By:	/s/ Neil W. Koonce
	Name:	Neil W. Koonce
	Title:	Vice President and General Counsel